FOR IMMEDIATE RELEASE

Golden Goliath Expands Mineralization at San Martin Tunnel with New Assay Results

Vancouver, Canada, May 22, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that a comprehensive underground chip sampling and mapping program, combined with diamond drilling, on the San Martin tunnel has returned significant assays that have greatly expanded the known mineralization.  This new set of information, which includes grab samples from a new zone averaging 6.8 gm gold/tonne and 2,158 gm silver/tonne, builds on previously reported results of 10 metres grading 6.7 gm gold/tonne and 131.6 gm silver/tonne. The recently completed chip sampling and mapping program has outlined the following mineralized areas within the recently rehabilitated San Martin tunnel.

The chip sampling and mapping program has outlined the following mineralized areas within the recently rehabilitated tunnel which are denoted as Zones A, B and C.

President and CEO Paul Sorbara says, “We are very excited about this latest round of underground chip sampling and drill core assays. The ST-DD-08-5 drill hole expands the known mineralized area by adding a perpendicular zone, while the ST-DD-08-7 hole adds additional depth and an additional eastern zone. These newly discovered mineralization expansion zones are very encouraging because they allow us to justify a future resource calculation as we had originally planned”.

Zone A begins approximately 209 metres from the tunnel entrance with all three zones depicted in the graphic included below. In addition to the above results, drill hole ST-DD- 08-7, which undercut the tunnel about 100 metres from the entrance, returned a weighted average of 1.74 gm gold/tonne over 7.75 metres. This further expands the overall zone of gold mineralization by an additional 100 metres.

Zone B opens in 3 directions (North, South and vertically) whereas Zone C opens to the South and vertically.

Both Zones B and C have high grade sections. Zone B has a 10 metre section grading of 6.7 gm gold/tonne and 131.6 gm silver/tonne (reported on April 8). Zone C returned 3 grab sample assays averaging 6.8 gm gold/tonne and 2,158 gm silver/tonne. Zones B and C are part of Zone A.

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Golden Goliath is currently drill testing these newly defined zones from surface.  In addition to the underground sampling results, diamond drill hole data are increasing the size of the mineralized zone in and around the San Martin tunnel.  Drill hole ST-DD- 08-5 is located approximately 450 metres horizontally southwest of Zone B in the San Martin tunnel and trends directly towards it (see map). This drill hole retur ned four mineralized intervals (tabulated below) which lie approximately 50 to 75 metres above the tunnel assays.

Diamond drill hole ST-DD-08-7 undercut the eastern end of the San Martin tunnel, approximately 90 metres from the entrance. This hole also encountered gold values from 91.9 to 99.65 metres which lies on the southern side of the tunnel. This intersection lies approximately 40 metres vertically below the tunnel indicating that gold mineralization extends further than originally anticipated and is open to depth.

The area between drill hole ST-DD-08-5 and the west end of the San Martin tunnel hosts the near surface silver and gold mineralization from the 2006/2007 shallow drilling program reported earlier (table below). These mineralization values were found 125 vertical metres above the tunnel assays.

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The combination of the Zone C tunnel assays, the near surface mineralization and the ST-DD-08-5 results define a zone that measures approximately 450 metres long, by 50 metres wide, with a vertical extent of 125 metres. Golden Goliath is continuing to drill test these newly defined zones along with the downdip extensions of the tunnel mineralization with at least 8 holes currently planned.

The Company currently has one drill rig working at San Timoteo and another working on the Las Bolas property. The San Timoteo mineralization is believed to be related to geologic structures near the edge of the volcanic caldera environment.  The Las Bolas mineralization has a different setting, related to chimneys and mantos located closer to the central area of the caldera. The Induced Polarization survey on the San Timoteo II claim has now been completed and the Company is awaiting results.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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